Exhibit (a)(5)(B)

Note:	The following is an un-official English translation of the Hebrew Cover Page of the Offer to Purchase that was published in Israel pursuant to Israeli law. The original Cover Page, written in Hebrew, is the exclusive legally binding version and the Offeror (as defined below) assumes no liability for any of the statements or representations made in this translation.

[FORM OF COVER TO MIFRAT]

Discount Investment Corporation Ltd. (the "Offeror")	Elron Electronic Industries Ltd. (the "Company")

In accordance with the Securities Law, 5728-1968, and the Securities Regulations (Tender Offer), 5760-2000 (the “Tender Offer Regulations”), following is a

Schedule (‘MIFRAT’) of a Special Offer to Purchase by the Offeror

of up to 4,440,000 ordinary shares of NIS 0.003 par value each (the “Shares”) of the Company, held by the Company’s shareholders (the “Offerees”), representing approximately 15.0% of the voting rights in the Company and its issued and paid-up capital as of October 25, 2006, at a price of 12.0 US dollars per share, subject to any lawful withholding tax (the “Offer to Purchase”).

The Company’s shares are listed both on the Tel Aviv Stock Exchange Ltd. (the “TASE”) and on the Nasdaq Global Market in the United States (“Nasdaq”). This Offer to Purchase is, therefore, subject to both Israeli and U.S. law. This Schedule (with the exception of this cover statement) is the Schedule that is being published in English by the Offeror in the United States, and includes additional details that are not mandated by the Tender Offer Regulations.

Immediately prior to the publication of the Offer to Purchase, the Offeror is the beneficial owner of 14,048,613 Shares of the Company, representing approximately 47.6% of the Company’s voting rights and its issued and outstanding shares. Should the Offer to Purchase be fully accepted, then following the consummation of the offer, the Offeror will own 18,488,613 shares of the Company, representing – as of October 25, 2006 – approximately 62.6% of the Company’s voting rights and its issued and outstanding shares.

Shareholders of the Company who hold their shares through a TASE member, and are interested in expressing their position regarding the Offer to Purchase, shall do so via the TASE member with whom their securities deposits are managed, as specified in Section 3 of the Schedule.

—	Shareholders of the Company who hold their shares via a TASE member, who are interested in accepting the Offer to Purchase, shall do so via the TASE member with whom their securities deposit are managed, as specified in Section 3 of the Schedule.

—	Shareholders of the Company who are listed as shareholders in the Shareholders Register maintained by the Company (“Listed Holders”), who are interested in accepting the Offer to Purchase, shall do so via Clal Finance Batucha Investment Management Ltd. (the “Israeli Depositary”)[1], at its offices in Rubinstein House, 37 Menachem Begin Road, Tel Aviv 67137, as specified in Section 3 of the Schedule. Additional contact information regarding the Israeli Depositary appears on the last page of the Schedule.

—	Shareholders of the Company who are neither Listed Holders, nor hold their shares via a TASE member, and who are interested in accepting the Offer to Purchase, shall do so via the U.S. Depositary, as specified in Section 3 of the Schedule.

The results of the Offer to Purchase shall be determined, as specified in Section 1 of the Schedule, in consideration of the aggregate amount of shares included in Acceptance Notices as specified in Section 3 of the Schedule, to be delivered to the Company by the Offerees via the Depositaries.

In the event that the aggregate number of shares for which Acceptance Notices shall have been received shall exceed 4,440,000, namely, the maximum number of shares which the Offeror has undertaken to purchase as aforesaid, the Offeror shall buy from each Offeree having delivered an Acceptance Notice, a prorated portion of the shares represented in such notice, in accordance with the ratio between the maximum number of shares which the Offeror had undertaken to purchase as aforesaid, and the aggregate number of shares for which Acceptance Notices as provided in this Schedule (including in the United States), shall have been received.

1 The Israeli Depositary is controlled by IDB Development Corporation Ltd., the controlling shareholder of the Offeror.

As specified in Section 11 of the Schedule, if any circumstances occur of which the Company did not know, or could not have known, or did not foresee, or could not have foreseen, causing the terms of the Offer to Purchase to become materially different from the terms which a reasonable offeror would have proposed had he known of such circumstances as of the Schedule date, the Company shall be entitled to withdraw the Offer to Purchase, until the Last Date of Acceptance (as defined hereunder)*, and shall report the withdrawal of the Offer to Purchase to the ISA and to the TASE, and shall, within one business day, publish a notice on the withdrawal from the Offer the Purchase and the circumstances thereof in two daily newspapers having a mass circulation and published in Israel in Hebrew. See Section 11 of the Schedule as to the conditions to the Offeror’s undertaking to buy shares in the Offer to Purchase.

The Last Date of Acceptance, up to which Acceptance Notices to the Offer to Purchase may be delivered, is Wednesday, November 29, 2006 at 5:00 p.m., Israel time (the “Last Date of Acceptance”).

Schedule date: October 25, 2006

* Equivalent to the “Expiration Date”.